UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 02 )*

Alliance California Municipal Income Fund, Inc.

(Name of Issuer)

AUCTION RATE PREFERRED SHARES

(Title of Class of Securities)

018547

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Center,  100 N. Tryon Street,  Charlotte,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bank of America, N.A. 94-1687665

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
BK

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blue Ridge Investments, L.L.C. 56-1970824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer

This Amendment No. 2 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated January 1, 2011 and filed with the SEC on January 11, 2011 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated September 2, 2015 and filed with the SEC on September 21, 2015 ("Amendment No. 1"), for Bank of America Corporation ("BAC"), Bank of America, N.A. ("BANA") and Blue Ridge Investments, L.L.C. ("Blue Ridge") (collectively, the "Reporting Persons") with respect to the auction rate preferred shares ("ARP Shares") of Alliance California Municipal Income Fund, Inc. (the "Issuer").

This Amendment is being filed in relation to the redemption by the Issuer of (i) 37 ARP Shares held by BANA and (ii) 797 ARP Shares held by Blue Ridge (CUSIP No. 018547).

Item 2.	Identity and Background

(a)	Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"The ARP Shares held by BANA and Blue Ridge were redeemed by the Issuer on May 21, 2019 (the "Redemption") and as a result of the Redemption, the Reporting Persons no longer own any ARP Shares of the Issuer."

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"As a result of the Redemption, the Reporting Persons no longer own any ARP Shares of the Issuer."

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
Paragraphs (d) and (e) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety with the following:

"(d) Not applicable.

(e) On May 21, 2019, as a result of the Redemption, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities."

(b)

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Power of Attorney"

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bank of America Corporation

May 23, 2019	By:	/s/ Ally Pecarro
Attorney-in-fact

Bank of America, N.A.

May 23, 2019	By:	/s/ Michael Jentis
Managing Director

Blue Ridge Investments, L.L.C.

May 23, 2019	By:	/s/ Jude Arena
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)